TRAVEL HUNT HOLDINGS, INC.
17th Floor, HongJi Building, JinWei Road
HeBei District, Tianjin, China
(86 22) 2626 9216

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 31, 2008 to the holders of record at the close of business on March 27, 2008 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Travel Hunt Holdings, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of March 28, 2008, by and among the Company, Willsky Development, Ltd., a British Virgin Islands company (“Willsky”) and the shareholder of Willsky, Eternal International Holding Group Ltd, a Hong Kong company (“Eternal”). The transactions contemplated by the Share Exchange Agreement were consummated on March 28, 2008 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Travel Hunt Holdings, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a Current Report on Form 8-K that was filed on March 31, 2008.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 28, 2008, we entered into the Share Exchange Agreement with Willsky and Eternal, the shareholder of Willsky, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Willsky in exchange for 94,908,650 shares of our Common Stock, representing in the aggregate approximately 94.9% of the issued and outstanding equity interest and voting rights of the Company. Simultaneous with the consummation of the Share Exchange Agreement, Eternal distributed 85,417,785 shares of our common stock to its shareholders as a dividend. As of the Record Date, there were approximately 7,091,350 shares of our Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the stockholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Geoffrey Alison submitted his resignation from our Board of Directors and appointed Mr. Jiaji Shang, the Chairman of Eternal, Mr. Chunming Guo, the Chairman of Willsky and Mr. Yangkan Chong to our Board of Directors. Mr. Shang’s appointment was effective on the Closing Date, while Mr. Alison’s resignation and the appointments of Mr. Guo and Mr. Chong will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Tianjin Sing Ocean Public Utility Development Co., Ltd., 17th Floor, HongJi Building, JinWei Road, HeBei District, Tianjin, China.

Before Closing of the Share Exchange Agreement	After Closing of the Share Exchange Agreement
Name & Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)	Amount and Nature of Beneficial Ownership	Percent of Class(3)
Directors and Officers

Geoffrey Alison 5000 Noeline Ave. Encino, CA 91436	0	*	0	*
Jiaji Shang(4)	0	*	51,026,957	51.03%
Xiaoling Li	0	*	0	*
Changli Li	0	*	0	*
All officers and directors as a group (4 persons named above)	0	*	51,026,957	51.03%

5% Securities Holder
Fountainhead Capital Management Limited 1 Portman House, Hue Street St. Helier, Jersey, Channel Islands JE4 5RP	5,950,000	83.91%	4,250,000	4.25%
La Pergola Investments Limited 1 Portman House, Hue Street St. Helier, Jersey, Channel Islands JE4 5RP	1,050,000	14.81%	750,000	*
Jiaji Shang(4)	0	*	51,026,957	51.03%
Qun Wang(5) Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchi, Hong Kong Peoples Republic of China	0	*	26,041,146	26.04%
Quick Rise Investments Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchi, Hong Kong Peoples Republic of China	0	*	20,000,000	20.00%
Waterpower Investments Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchi, Hong Kong Peoples Republic of China	0	*	14,807,828	14.81%
Keen Star Asia Holdings Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchi, Hong Kong Peoples Republic of China	0	*	9,490,865	9.49%
Eternal International Holding Group Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchi, Hong Kong Peoples Republic of China	0	*	9,490,865	9.49%
* Less than 1%

1Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock.

2As of the Record Date, a total of 7,091,350 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3As of the Closing Date, a total of 100,000,000 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

4Includes the following shares held by entities for which Mr. Shang is deemed to be the beneficial owner: 7,592,692 shares held by Eternal; 4,382,502 shares held by Victory Boom Investments Limited, a British Virgin Islands corporation; 20,000,000 shares held by Quick Rise Investments Limited, a British Virgin Islands corporation; 14,807,828 shares held by Waterpower Investments Limited, a British Virgin Islands corporation; and 4,243,935 shares held by Lika Investments Limited, a British Virgin Islands corporation.

5Includes the following shares held by entities for which Mr. Wang is deemed to be the beneficial owner: 1,898,173 shares held by Eternal; 9,490,865 shares held by Keen Star Asia Holdings Limited, a British Virgin Islands corporation; 4,382,502 shares held by Krum Power Group Limited, a British Virgin Islands corporation; 4,382,502 shares held by Clever Keys Group Limited, a British Virgin Islands corporation; 3,188,931 shares held by Oak Lake Investments Limited, a British Virgin Islands corporation; and 2,698,173 shares held by Longwide Investments Limited, a British Virgin Islands corporation.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, Geoffrey Alison, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. Mr. Alison has submitted a letter of resignation and Messrs. Jiaji Shang, Chunming Guo, and Yangkan Chong have been appointed to our Board of Directors. Mr. Shang’s appointment was effective on the Closing Date, while Mr. Alison’s resignation and the appointments of Mr. Guo and Mr. Chong will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Geoffrey Alison	54	CEO, President, Treasurer and Secretary(1)
Jiaji Shang	45	Chairman, CEO & President
Chunming Guo	49	Director(2)
Yangkan Chong	55	Director(2)
Xiaoling Li	46	Chief Financial Officer and Treasurer
Changli Li	54	Chief Technology Officer

1Former CEO, President, Treasurer and Secretary prior to March 28, 2008 and current director until the Effective Date.

2Will become a director on the Effective Date.

GEOFFREY ALISON. Mr. Alison has been our CEO, President, Treasurer, Secretary and director since August 2007. On March 28, 2008, Mr. Alison resigned from all offices he held with us. On the same date, Mr. Alison submitted his resignation as a member of our Board of Directors, which will become effective on the Effective Date. Mr. Alison has been registered with the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal for various securities firms including Stock USA, Inc. (January 1999 - October 2001) and Assent, LLC (November 2001 - August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD) and from January 2005 through January 2006, he served as President, Secretary and a director of Cape Coastal Trading Corporation (OTCBB:CCTR). In October, 2002, Mr. Alison co-created Greenvest Industries, Inc., which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc.

JIAJI SHANG. Mr. Shang became our Chairman, Chief Executive Officer and President on March 28, 2008. Since 2001, Mr. Shang has served as Chairman of Eternal. Mr. Shang has 25 years of experience of corporation management and created several strong companies, which have a good tracked records. Additionally, Mr. Shang is dedicated in Greenhouse Gas Reduction and Environmental Protection businesses. Mr. Shang is also active in participating in and promoting the Clean Mechanism Development (CDM) in China. Mr. Shang holds a masters degree from Wisconsin International University at Ukraine.

CHUNMING GUO. Mr. Guo will become our director upon the resignation of Geoffrey Alison on the Effective Date. Since founding Willsky’s subsidiary Tianjin SingOcean Public Utility Development Co., Ltd. (“SingOcean”) on January 19, 2004, Mr. Guo has served as its Chairman, President and Chief Executive Officer. Prior to this, Mr. Guo served as the Development manager of Tianjin Gas from February 1997 to January 2004.

YANGKAN CHONG. Mr. Chong will become our director upon the resignation of Geoffrey Alison on the Effective Date, and has served as SingOcean’s Vice Chairman since October 2006. Prior to this, Mr. Chong served as the Senior Development Manager of CLP Group (Hong Kong) from May 2002 to July 2006. Mr. Chong holds a bachelors degree in engineering from the University of Singapore and a masters degree in mechanical engineering from the National University of Singapore.

XIAOLING LI. Ms. Li became our Chief Executive Officer and Treasurer on March 28, 2008 and has served as SingOcean’s Chief Financial Officer since May 2005. Prior to this, Ms. Li served as the CFO of Eternal Towering Decoration Designing and Engineering (Tianjin) Ltd. from January 2000 to May 2005. Ms. Li holds a degree in accounting.

CHANGLI LI. Mr. Li became our Chief Technology Officer on March 28, 2008 and has served as SingOcean’s Chief Technololgy Officer since May 2005. Prior to this, Mr. Li served as the CTO of Tianjin Changli Gas Project Co., Ltd. from 1997 to 2005, and as CTO of Xin Ao Gas Group. Mr. Li holds a masters degree from Beijing University of Civil Engineering and Architecture.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On March 28, 2008, we consummated the transactions contemplated by the Share Exchange Agreement with Eternal, the owner of all issued and outstanding capital stock of Willsky, whose Chairman, Jiaji Shang, is also our Chairman, CEO and President. Pursuant to the Share Exchange Agreement, we acquired 100 percent of the outstanding capital stock of Willsky in exchange for 94,908,650 shares of our Common Stock. As a result of this transaction, Eternal became the beneficial owner of approximately 94.91% of our outstanding capital stock. Simultaneous with the consummation of the Share Exchange Agreement, Eternal distributed 85,417,785 shares of our common stock to its shareholders, including various entities controlled by Jiaji Shang, our Chairman, CEO and President, as a dividend. Accordingly, following this distribution, Eternal beneficially owns approximately 9.49% of our outstanding capital stock and Mr. Chang beneficially owns approximately 51.03% of our outstanding capital stock..

On March 28, 2008, we also entered into a redemption agreement (the “Redemption Agreement”) with Fountainhead Capital Management Limited (“Fountainhead”) and La Pergola Investments Limited (“La Pergola”), the beneficial owners of approximately 83.91% and 14.81%, respectively, of our outstanding Common Stock prior to consummation of the Redemption Agreement, whereby Fountainhead and La Pergola surrendered an aggregate of 2,000,000 shares of our Common Stock for redemption in exchange for our issuance of a convertible promissory note to each (the “Notes”) in the aggregate principal amount of six hundred sixty thousand dollars $660,000 in favor of Fountainhead and La Pergola. The Notes bear interest at the rate of two and one-half percent (2.5%) per annum computed on the basis of a 360 day year. Pursuant to the terms of the Notes, we also agreed to pay all costs of collection, including reasonable attorneys’ fees, incurred by either Fountainhead or La Pergola, or by any other holder of the Notes in any action to collect the Notes, whether or not suit is brought. The principal and accrued interest of the Notes is payable on September 30, 2008, except that the Notes shall accelerate and become payable upon the our consummation of a private placement transaction in which we sell or issue shares of our Common Stock in a manner that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), where our gross proceeds are at least $1,000,000. If the principal and accrued interest on the Notes is not paid in full at maturity or upon the acceleration described above, or upon an Event of Default (as defined in the Note), then the Notes shall become convertible into a number of shares of our Common Stock that is equal to and aggregate of fifteen percent (15%) of our outstanding Common Stock on a fully-diluted, post-issuance basis.

Concurrent with the consummation of the Share Exchange Agreement, and in connection with the Redemption Agreement, we also entered into anti-dilution agreements (the “Anti-Dilution Agreements”) with each of Fountainhead and La Pergola. Pursuant to the Anti-Dilution Agreements, if we complete a private placement transaction in which we sell or issue securities in a manner that is exempt from the registration requirements of the Securities Act, where our gross proceeds are at least $8,000,000 within twenty-four (24) months of the consummation of the Share Exchange Agreement, the total number of shares of our Common Stock held by Fountainhead and La Pergola will be adjusted such that the total value of all such shares held by Fountainhead is equal to $637,500 and the total value of all such shares held by La Pergola is equal to $112,500.

In connection with consummation of the transactions contemplated by the Share Exchange Agreement, we issued warrants (the “Warrants”), to each of Fountainhead and La Pergola for the purchase of a number of shares of our Common Stock equal to an aggregate of two percent (2%) of our issued and outstanding Common Stock as of immediately after the closing of our next private placement transaction in which we receive gross proceeds of at least $8,000,000 million. If no such private placement transaction has been consummated on or before September 30, 2008, then the Warrants shall become exercisable by Fountainhead and La Pergola for an aggregate total of 3,500,000 shares of our Common Stock. The term of the Warrants is 5 years and each has an exercise price equal to 150% of the purchase price per share paid by the investors in such private placement transaction, provided that (i) if securities other than the shares of Common Stock are issued in such private placement transaction, then the exercise price shall be 150% of the price attributable to a share of Common Stock at the valuation attributable to us in the transaction on “post-money” basis, and (ii) if such private placement transaction is not consummated on or before September 30, 2008, then the exercise price per share of Common Stock shall be 150% of the price attributable to a share of our common stock at a valuation attributable to us of $15,000,000.

On March 28, 2008, in connection with the Share Exchange Agreement, we entered into a piggyback registration rights agreement with Fountainhead and La Pergola, pursuant to which we granted piggyback registration rights to each of Fountainhead and La Pergola to include all shares of our Common Stock held by each of Fountainhead and La Pergola, including all shares of our Common Stock issueable to each of Fountainhead and La Pergola upon the exercise, conversion or exchange of other securities held by Fountainhead and La Pergola, as of the date of the execution of the Share Exchange Agreement.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended July 31, 2006, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year 2007, our Board of Directors did not meet, and acted by consent on two occasions.  We did not hold an annual meeting in 2007.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table— Fiscal Years Ended July 31, 2007 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nancy Reynolds, former President and Director (1)	2006	1,000	0	0	0	0	0	0	1,000
	2007	0	0	0	0	0	0	0	0
Geoffrey Alison, former CEO, President and Director (2)	2006	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0
Jiaji Shang, Chairman, CEO and President (3)	2006	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Narrative to Summary Compensation Table

(1) Ms. Reynolds resigned from all of her positions in May 2007 and appointed Geoffrey Alison as our sole officer and director.

(2) On March 28, 2008, we acquired Willsky in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Geoffrey Alison tendered his resignation from all offices he held in our Company effective immediately and from his position as our director effective on the Effective Date.

(3) In connection with the reverse acquisition of Willsky on March 28, 2008, Mr. Shang was elected as our Chairman, Chief Executive Officer and President effective immediately.

Employment Agreements

In connection with the reverse acquisition of Willsky on March 28, 2008, Mr. Shang was elected as our Chairman, Chief Executive Officer and President effective immediately. Pursuant to an oral agreement, Mr. Shang will received an annual salary of $200,000.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended July 31, 2007.

Compensation of Directors

During the 2006 and 2007 fiscal years, no member of our Board of Directors received any compensation for his services as a director.